[redacted]

DD 9/13/13

SECURITI 13025750 ION

RECEIVED 2013 AUG 30 PM 2:23 SEC / TM

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SEC MAIL PROCESSING SECTION RECEIVED AUG 30 2013 WASH., D.C. 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68748

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/12** (MM/DD/YY) AND ENDING **6/30/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DISCERN Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 1850
(No. and street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Starbird — **415-645-6526** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street, Ste 1400	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 10/4/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 9/27/13

OATH OR AFFIRMATION

I, Scott Starbird, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DISCERN Securities, Inc. for the year ended June 30, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

8-28-13
Date

CEO
Title

____
Signature Scott Starbird

Notary Public

State of California, County of San Francisco
Subscribed and sworn to before me this 28
Day of August, 2013, by
Scott Starbird
proved to me on
the basis of satisfactory evidence to be the person(s) who appeared before me.

____
Notary Public, California

APRIL M. JOHNSON
COMM. #1868368
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2013

DISCERN SECURITIES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
DISCERN Securities, Inc.

We have audited the accompanying statement of financial condition of DISCERN Securities, Inc. (the "Company") as of June 30, 2013, and the related statements of operations, cash flows, and changes in stockholder's equity for the year ended June 30, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2013, and the results of its operations and its cash flows

for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte + Touche LLP

August 28, 2013

DISCERN Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2013

ASSETS

CASH	60,505
RECEIVABLES & DEPOSITS WITH CLEARING FIRM	332,989
PREPAID EXPENSES AND OTHER ASSETS	18,933
TOTAL	$ 412,427

LIABILITIES AND EQUITY

LIABILITIES:	
Due to affiliate	34,978
Accounts payable and accrued expenses	31,668
Total liabilities	66,646
STOCKHOLDER'S EQUITY:	
Common stock (par value of $0.001 per share)	1
Additional paid in capital	350,906
Accumulated deficit	(5,126)
Total stockholder's equity	345,781
TOTAL	$ 412,427

See notes to financial statements.

DISCERN Securities, Inc.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2013

REVENUES:	
Trading	$ 1,115,475
Interest	3
Total revenues	1,115,478
EXPENSES:	
Clearing & execution expenses	246,914
Research services fee to affiliate	780,000
Regulatory fees	43,154
Professional fees	24,600
Trade errors	21,398
Office and administrative expenses	2,166
Total expenses	1,118,232
LOSS BEFORE TAXES	(2,754)
INCOME TAX EXPENSE	1,302
NET LOSS	$ (4,056)

See notes to financial statements.

DISCERN Securities, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(4,056)
Adjustments to reconcile net loss to net cash used in operating activities:		
Effects of changes in:		
Receivables & deposits at clearing broker		(149,885)
Prepaid assets and other assets		(13,424)
Due to affiliates		(54,196)
Accounts payable and accrued expenses		24,698
Net cash used in operating activities		(196,863)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions made by stockholder (DISCERN Group, Inc.)		125,000
Net cash provided by financing activities		125,000
NET DECREASE IN CASH		(71,863)
CASH — July 1, 2012		132,368
CASH — June 30, 2013	$	60,505
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$	800

See notes to financial statements.

DISCERN Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock (Shares)	Common Stock (Dollars)	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE — July 1, 2012	1,000	$ 1	$ 225,906	$ (1,070)	$ 224,837
Capital contributions	0	0	125,000	0	125,000
Net loss	0	0	0	(4,056)	(4,056)
BALANCE — June 30, 2013	1,000	$ 1	$ 350,906	$ (5,126)	$ 345,781

See notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — DISCERN Securities, Inc., a Delaware corporation (the "Company"), was formed in 2010 and became a registered broker-dealer on November 3, 2011, on which date the Company commenced operations. The Company is a securities broker-dealer specializing in facilitating trades for institutional customers, with primary offices in San Francisco and New York City. The sole stockholder of the Company is DISCERN Group, Inc. (the Company's "Parent"), a Delaware corporation. The Company provides its trading clients with research and analytics services produced by its affiliate, DISCERN Investment Analytics, Inc. ("DIA"), also a wholly-owned subsidiary of the Company's Parent.

Trading Revenue — Securities transactions executed by the Company are carried and settled by an independent third party clearing broker-dealer on a fully disclosed basis. Securities transactions are recorded on a trade date basis and included in trading revenue. The Company's trading revenue consists primarily of commissions earned for executing customer securities trades on an agency basis.

Cash — The Company holds cash in two bank accounts.

Receivables & Deposits with Clearing Firm — The Company's clearing firm maintains a trading commission account on behalf of the Company with balances equaling gross trading commissions earned by the Company from trading on behalf of its clients less clearing and other charges levied by the clearing firm. Within the second week of each month, the Company's clearing firm wires funds to the Company in an amount equal to the net balance as of the end of the prior calendar month. In addition to the trading commission account, the Company maintains a clearing deposit account with its clearing firm with a balance of cash meeting the minimum required by the clearing firm.

Income Taxes — The Company is included in the consolidated federal income tax return of its Parent. It provides for income taxes on all transactions that have been recognized in the financial statements on a pro rata basis with its Parent and its Parent's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Any unrecognized tax benefits represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events occurring between June 30, 2013 and the date the financial statements were issued.

2. FAIR VALUE OF ASSETS AND LIABILITIES

The Financial Accounting Standards Board ("FASB") authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance also establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded securities. The Company did not have any financial assets or liabilities utilizing Level 1 inputs as of June 30, 2013, or for the year then ended, except for cash.

Level 2 — Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 2 inputs as of June 30, 2013, or for the year then ended.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 inputs as of June 30, 2013, or for the year then ended.

Fair Value of Assets and Liabilities Not Recorded at Fair Value — Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value are as follows:

Cash, receivables and deposits with clearing firm, accounts payable, and payables to affiliates are either highly liquid or short term in nature and, accordingly, are recorded at amounts that approximate fair value.

3. STOCKHOLDER'S EQUITY

The Company's Parent, DISCERN Group, Inc., owner of one hundred percent of the common stock of the Company, made capital contributions of $125,000 during the year ended June 30, 2013.

4. RELATED-PARTY TRANSACTIONS

The Company has entered into an operating expense sharing agreement with its Parent and DIA, whereby those entities provide the Company with a number of services, including operating, facilities and administrative support. The personnel of the Company are also employees of one or more of its affiliated entities. The Company has entered into a services agreement with DIA whereby DIA provides

the Company with research services which the Company in turn provides to its trading clients. These research services include the provision of research publications and consultations with sector analysts. In return for these services provided by DIA, the Company makes a fixed monthly payment to DIA. This payment has increased pursuant to periodic written modification of the agreement. The amount the Company paid to DIA during the year ended June 30, 2013 was $780,000, and is presented in Research services fee to affiliate in the Statement of Operations.

The Company incurs, outside of the operating expense sharing agreement, all expenses related directly to its brokerage activities, including regulatory fees, clearing fees, execution expenses, professional service expenses and license fees relating to its order management system.

During part of 2013, the licensing fee for the Company's order management system, plus certain related connectivity expenses and securities exchange fees were paid for by DIA on the Company's behalf. As of June 30, 2013, the Company had an accrued expense balance of $34,978, payable to DIA, representing these items. This item is listed on the Company's Statement of Financial Condition under liabilities as "Due to affiliate", and the expenses are presented in Clearing & execution expenses in the Statement of Operation.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the this Rule, a broker dealer must maintain minimum net capital equal to the greater of $50,000 or 6 and 2/3% of aggregate indebtedness (which was $66,646 at June 30, 2013). At June 30, 2013, the Company's regulatory net capital was $326,848, which was $276,848 above required net capital of $50,000. The ratio of aggregate indebtedness to net capital at June 30, 2013 was .20.

6. COMMITMENTS, CONTINGENT LIABILITIES, AND OFF BALANCE SHEET RISK

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and investigations, and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if claimants seek unspecified damages, or when examinations or proceedings are at an early stage. Management believes there are no asserted or unasserted claims, lawsuits, regulatory investigations, or other proceedings with respect to the Company.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring trading activity, setting approval limits on trades over certain thresholds, and reviewing information it receives from its clearing broker on a daily basis. The Company reserves for doubtful accounts when necessary, and at June 30, 2013, there were no reserves recorded by the Company.

7. INCOME TAXES

The components of income tax expense for the year ended June 30, 2013 are as follows:

Federal	$ -
State	800
Total	800
Deferred:	
Federal	(243)
State	(497)
Total	(740)
Valuation Allowance	1,242
Total	$ 1,302

The Company has deferred tax assets of $1,242 at June 30, 2013, which represents federal and state net operating losses of $685 and $557, respectively, which begin to expire in 2025. The Company believes that it is more likely than not that the benefit will not be realized and has provided a valuation allowance of 100% on the deferred tax assets. The Company's effective income tax rate differs from the federal statutory income tax rate of 15% primarily due to the impact of state taxes and valuation allowance.

The Company has no unrecognized tax benefits at June 30, 2013 or for the year ended June 30, 2013. The tax years open to examination by federal, state and local governments are all tax years since inception of the DISCERN Group, which was 2010.

8. CONCENTRATION OF REVENUE RISK

For the year ended June 30, 2013, revenue from two customers who represent 10% or more of revenue constituted approximately 37% and 14%, respectively, of the Company's total trading revenue. The risk to the Company is that these customers reduce or cease trading with the Company, which may impact the Company's results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULES

DISCERN Securities, Inc.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 JUNE 30, 2013

COMPUTATION OF NET CAPITAL	
STOCKHOLDER'S EQUITY	$ 345,781
LESS NONALLOWABLE ASSETS:	
Prepaid expenses and other assets	18,933
NET CAPITAL	$ 326,848
COMPUTATION OF NET CAPITAL REQUIREMENT	
AGGREGATE INDEBTEDNESS	66,646
6 AND 2/3% OF AGGREGATE INDEBTEDNESS	4,443
MINIMUM NET CAPITAL REQUIREMENT (greater of 6 and 2/3% of aggregate indebtedness or $50,000)	$ 50,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 276,848
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	0.20

The schedule above differs from the Company's unaudited Focus Report, Part IIa, as of June 30, 2013, filed on July 13, 2013, to reflect, primarily, an audit adjustment to record a $35 thousand liability to reflect, on a straight line basis, a free service period included in a multi-year service contract. This adjustment increased the Company's liabilities and decreased Stockholder's equity by approximately $35 thousand. Additionally, the Company also recorded other immaterial audit adjustments which are also reflected in the above calculation of net capital. The Company has subsequently filed an amended Focus Report, Part IIa, for the period ended June 30, 2013, that accurately reflects these audit adjustments.

DISCERN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

August 28, 2013

To the Board of Directors of
DISCERN Securities, Inc.

In planning and performing our audit of the financial statements of DISCERN Securities, Inc. (the "Company") for the year ended June 30, 2013 (on which we issued our report dated August 28, 2013, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above:

> During 2013, the Company did not properly accrue an amount due to a related party in its June 30, 2013 financial statements. This error resulted in a material misstatement in the Company's financial statements by understating liabilities and overstating pre-tax income by approximately \$35,000 as of and for the year ended June 30, 2013. This error was caused by ineffective operation of controls over the review of financial statement preparation. As of June 30, 2013, and after correcting the misstatement, the Company's net capital was \$326,848, representing an excess of \$276,848 over its minimum required net capital of \$50,000. The Company was in compliance with net capital during 2013.

These conditions were considered in determining the nature, timing, and extent of the procedures performed in connection with our audit of the financial statements of the Company for the year ended June 30, 2013. The Company is remediating this material weakness by implementing enhancements to the procedures to review the preparation of the financial statements in the future.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the above identified material weakness that we consider to be a material inadequacy, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and management of the Company, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA 94105-0935
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
DISCERN Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by DISCERN Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating DISCERN Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. DISCERN Securities Inc.'s management is responsible for the DISCERN Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting that the amount of revenue reported on Form SIPC-7 was $2,292 greater than the amount of revenue reported on Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

August 28, 2013